

Mail Stop 3010

June 7, 2010

By U.S. Mail and facsimile to (201) 843-2198

Mr. Joseph Macnow, Chief Financial Officer
Alexander's, Inc.
210 Route 4 East
Paramus, NJ   07652

RE: Alexander's, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File No. 001-06064

Dear Mr. Macnow:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis, Page 24

1.   We note that Bloomberg L.P. accounted for 35%, 31% and 32% of your consolidated revenues in the years ended December 31, 2009, 2008 and 2007,

respectively. Please provide us with a discussion of the material terms of your lease with Bloomberg L.P. In future filings please include a discussion of the terms of your material lease agreements within this section.

Note 2. Summary of Significant Accounting Policies

Real Estate, page 46

2.   Please expand your disclosure in future filings to address your impairment policy for properties under development. Specifically address your impairment policy for:

- Substantially completed real estate projects that are to be sold, if any.
- Real estate property to be developed in the future.
- Property currently under development.
- Real estate projects that are substantially completed and that are to be held and used.

Refer to ASC 970-360-35-3 and -4. Please show us the disclosure you will include to address this issue.

Note 9. Leases, page 53

3.   We note that Bloomberg L.P. is the source of a substantial portion of your revenues. Please tell us the consideration given to including the financial statements of Bloomberg L.P to reasonably inform investors about your exposure to this significant tenant.

Proxy Statement on Schedule 14A, filed March 30, 2010

Board's Role in Risk Oversight, page 4

4.   In future filings please expand your discussion of your board leadership structure as required by Item 407(h) of Regulation S-K. For example, please tell us whether the same person serves as both principal executive officer and chairman of the board, or whether two individuals serve in those positions. If one person serves as both principal executive officer and chairman of the board, please tell us whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board. This disclosure should indicate why you have determined that your leadership structure is appropriate given your individual circumstances.

Selection of Directors, page 6

5.   We note your disclosure on page 7 with regard to the experience of Messrs. West, DiBenedetto, Sonnenblick, Mandelbaum and Underberg. In future filings please expand your disclosure to include a discussion of the specific experience, qualifications, attributes, or skills of each individual director. Refer to Item 401(e) of Regulation S-K for guidance. Please tell us how you intend to comply.

Compensation Discussion and Analysis, page 12

6.   We note you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K. Please tell the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.

7.   In future filings, please expand your discussion regarding your equity compensation to discuss in greater detail how the compensation is structured and implemented. Refer to Item 402(b)(2) of Regulation S-K. Please tell us how you intend to comply.

Summary Compensation Table, page 15

8.   We note that you disclosed the compensation for your chief executive officer, president, and executive vice president. Please explain why you did not include 2 other highly compensated individuals as required by Item 402(a)(3)(iv) of Regulation S-K.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Thomas Kluck at (202) 551-3233 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant